Ur-Energy Begins Production Operations at Lost Creek

LITTLETON, Colo., Aug. 2, 2013 /PRNewswire/ -- Ur-Energy Inc. (TSX:URE, NYSE MKT:URG) ("Ur-Energy" or the "Company") is proud to announce that uranium production activities were initiated at its wholly-owned Lost Creek in-situ recovery project in south-central Wyoming on Friday August 2, after receiving notice of final operational clearance from the U.S. Nuclear Regulatory Commission.

(Logo: http://photos.prnewswire.com/prnh/20110913/LA67628LOGO )

Wayne Heili, President and CEO, stated, "Today marks a seminal moment in the history of Ur-Energy. Since the Company's formation in 2004, our investors, management and staff have held persistently to the goal of creating economic growth opportunities through the identification, development and production of quality uranium deposits. We are excited to initiate production operations for the Company at our flagship Lost Creek Project, marking the successful conclusion of eight years of development, regulatory and construction activities. Ur-Energy takes our responsibility to the environment, the public and our shareholders seriously, and our team is committed to diligently advancing the project. I have nothing but praise for the Company's management and staff whose talents, energy and dedication have made this milestone possible, and who will continue to make Ur-Energy successful in the years to come."

Construction of the project facilities was fully authorized in October 2012. The Company engaged Wyoming-based general contractor Groathouse Construction for the build-out of the plant and other infrastructure facilities. Since inception, Ur-Energy has invested over US$95 million in the acquisition, licensing and development of the Lost Creek Project.

(Photo: http://photos.prnewswire.com/prnh/20130802/LA58245 )

Lost Creek currently employs approximately 60 full time workers. During production an additional 40 contract workers will be employed on site. The Company holds long-term sales contracts with several U.S. based nuclear utility companies, into which Lost Creek will make deliveries commencing in fourth quarter, 2013. The uranium produced at the Lost Creek Project will ultimately become the fuel that provides clean energy for the nation's power grid.

Additional photographs of the Lost Creek plant facility are available at our website: www.ur-energy.com.

About Ur-Energy
Ur-Energy is a junior uranium mining company operating the Lost Creek in-situ recovery (ISR) uranium facility in south-central Wyoming. The Lost Creek processing facility will have a two million pounds per year nameplate capacity. Ur-Energy engages in the identification, acquisition, exploration development, and operation of uranium projects in the United States and Canada. Shares of Ur-Energy trade on the Toronto Stock Exchange under the symbol "URE" and on the NYSE MKT under the symbol "URG". Ur-Energy's corporate office is located in Littleton, Colorado; its registered office is in Ottawa, Ontario. Ur-Energy's website is www.ur-energy.com.

FOR FURTHER INFORMATION, PLEASE CONTACT

Rich Boberg, Director, IR/PR	Wayne Heili, President and CEO
303-269-7707	307-265-2373
866-981-4588	866-981-4588
Click here to email Rich	Click here to email Wayne

This release may contain "forward-looking statements" within the meaning of applicable securities laws regarding events or conditions that may occur in the future and are based on current expectations that, while considered reasonable by management at this time, inherently involve a number of significant business, economic and competitive risks, uncertainties and contingencies (e.g., successful ramp up and advancement of operations at Lost Creek; ability to deliver into existing sales contracts and to complete additional sales contracts). Factors that could cause actual results to differ materially from any forward-looking statements include, but are not limited to, capital and other costs varying significantly from estimates; failure to establish estimated resources and reserves; the grade and recovery of ore which is mined varying from estimates; production rates, methods and amounts varying from estimates; delays in obtaining or failures to obtain required governmental, environmental or other project approvals; inflation; changes in exchange rates; fluctuations in commodity prices; delays in development and other factors. Readers should not place undue reliance on forward-looking statements. The forward-looking statements contained herein are based on the beliefs, expectations and opinions of management as of the date hereof and Ur-Energy disclaims any intent or obligation to update them or revise them to reflect any change in circumstances or in management's beliefs, expectations or opinions that occur in the future.